Exhibit 99.2

Concerned Shareholders of Zarlink Semiconductor Inc.

The Board of Directors
Zarlink Semiconductor Incorporated
400 March Road
Ottawa, Ontario
K2K 3H4

                                                                   June 30, 2008
Gentlemen:

As you know, for several years, I have managed funds that now own or control 5.2 per cent of Zarlink's outstanding shares. Like other investors in the company, I have been profoundly disappointed by the dismal performance of Zarlink's shares and by the failure of the company's leadership to achieve tangible value creation.

The current CEO, Kirk Mandy, has had effectively 10 years to make Zarlink a success but instead has produced a falling share price, poor financial performance, ineffective management, and a strategy that has positioned the company poorly for the fierce competition and economic conditions it faces. Rather than improving, Zarlink's strategic options are diminishing.

The misguided actions -- and inaction -- of Mr. Mandy have not been corrected by the board of directors, as currently constituted, resulting in Zarlink's failure to deliver value for the shareholders.

This failure cannot be allowed to continue. On behalf of the concerned shareholders of Zarlink, I urge you to consider and support our proposal for immediate change in leadership. The company has untapped potential and skilled management and employees. However, they are not well led. Zarlink needs a new chief executive officer to replace Kirk Mandy, a new chairman and a reconstituted board of directors capable of delivering the value that shareholders deserve.

The concerned shareholders I represent have assembled an able and experienced team to reinvigorate the board and the company. We propose to nominate five new independent directors and hope to retain three of the existing directors because we believe they can be effective and can provide continuity on the board. The new board will review and make the necessary changes to the company's strategic direction and operations in order to maximize shareholder value.

The concerned shareholder nominees provide Zarlink with extensive, successful experience in the semiconductor business, public boards, general management, governance and restructuring. Our nominees share successful track records of building enterprise value and will operate on a hands-on basis to complete the job that must be done.


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We regard Zarlink's directors, including those we want to replace, as honest, accomplished and well intentioned. We also regard the senior management team as intelligent, articulate and capable. However, neither the board nor management has been effectively led.

Lack of value enhancement

Since January, 2002, Zarlink shares have lost approximately 95 per cent of their value -- far worse than comparable companies. The Philadelphia Semiconductor Index (SOX) is down approximately 15 per cent and Zarlink's direct peers have declined by approximately 69 per cent on average, over the same period. Today, Zarlink trades at a significant discount to its peer group which trades at an average price/book value of 2.1 times and an enterprise value/last 12-month revenue multiple of 1.9 times; Zarlink trades at multiples of 1.1 times and 0.7 times, respectively. Effectively, the market does not believe Zarlink has the ability to grow its business and convert sales amounts into profits. This lack of confidence has largely been driven by management's continued missed sales guidance.

Under Kirk Mandy's leadership, the company's financial performance has been poor. We acknowledge the leadership's actions in downsizing from a company with $1-billion in revenues to $250-million and from 6,500 employees to 650. Some overseas offices were closed and the troubled consumer electronics business has been sold. Yet, over the past 10 years -- the Kirk Mandy years -- Zarlink lost $493-million from net income from continuing operations (1999 to 2008). Since returning as CEO in 2005, Mr. Mandy has produced a cumulative net loss of $31-million. In those three years, the leadership of Zarlink has spent $138-million on research and development (including $20-million in acquired research and development from the Legerity acquisition) and $144-million for two highly dilutive acquisitions. The leadership appears to be desperate to find reliable, recurrent income but not to be able to accomplish that goal. Shareholders have little to show for that expenditure.

Exacerbated by the badly positioned product portfolio, the leadership has been unable to make money. In this fiercely competitive industry, Zarlink's overhead costs are unacceptably high, running in excess of 30 per cent of revenue -- which is higher than industry norms of 14 per cent (SOX average). Research and development were 37 per cent of revenue in 2008 (including acquired research and development from the Legerity acquisition) -- which is higher than industry norms of 18 per cent (SOX average). Those numbers place the company at risk in an industry that operates on very thin margins, particularly with the increasing strength of the Canadian dollar.

Furthermore, the cost trend is heading in the wrong direction, at a time when industry competitors have been effectively reducing overhead and cost of sale as a percentage of revenue. Since Kirk Mandy took over for his second term, selling, general and administrative and costs of sales as a percentage of revenue have increased by 6 per cent and 5 per cent, respectively, from 2006 to 2008. Kirk Mandy's leadership has also eroded net tangible book equity (defined as shareholders' equity less goodwill) from $287-

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million at the end of 1998 to $53-million. This is an insufficient margin of error in the turbulent markets the company faces, particularly after issuing unattractive convertible debt. Over this same period, Zarlink's net cash balance (defined as cash less total long-term debt) has been eroded from $154-million to a deficit of $17.5-million.

Along with many other shareholders, we concluded the company lacks the necessary vision for success and that the leaders are not money-makers. These factors underpin the fall in value. The company's financial performance since Kirk Mandy reclaimed the top job has not been acceptable. The acquisition performance by the company has been worse. Over $600-million has been spent on acquisitions since 1996 and that has resulted in over $500-million in net losses from continuing operations during the Kirk Mandy years. Some examples of poor acquisitions include:

Legerity Holding Inc.

We estimate that the acquisition was a major failure and has put shareholders in a much worse position. When the acquisition was announced, management noted that the acquisition was accretive and that Legerity would contribute the following to Zarlink:

      1.    2006 revenue of $113-million;

      2.    2006 income from operations of $5.1-million;

      3.    2006 net income of $4.1-million;

      4.    Forecasted annual synergies in excess of $7-million.

Legerity's contribution to Zarlink's 2008 financial results implies, however, that Legerity's financial performance has effectively fallen apart since the acquisition. Legerity contributed $57-million to 2008 revenue, which would imply $85-million on an annual run rate (as Legerity operated under the Zarlink banner for approximately 67 per cent of 2008). Despite Legerity's historical positive earnings and theoretical synergies, Zarlink's operating earnings actually decreased in 2008 year over year. The Legerity acquisition also depleted Zarlink's valuable cash balance, forcing the company to accept an unfavourable convertible debenture and further eroded shareholders' equity.

Analyst reaction to the Legerity acquisition has been quite negative. For example, Brian Piccioni of BMO Capital Markets stated that: "What this deal has done is cripple Zarlink's balance sheet, which the company may or may not be able to recapitalize on favourable terms. We, would not, however, be buyers of trust me convertibles of a chronically unprofitable tech company unless yields were approaching usury." (June 26, 2007).

At least one other shareholder informed me that an important motivation behind the acquisition was in part to stave off a move by shareholders to replace the current board and CEO. If true, that obviously is not a legitimate use of corporate funds. Whatever the rationale behind the acquisition, it must be considered a failure.

GEC-Plessey Semiconductor


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Zarlink paid $225-million for GEC-Plessey Semiconductor in 1998 then sold most of the assets in the RF front-end business sale for $70-million in 2005.

Vertex Networks

Zarlink paid $300-million for Vertex Networks then sold most of the assets in the packet switching asset sale for $5-million in 2006.

With the ill-considered Legerity decision and the poor positioning of the product portfolio, the only concrete action Zarlink has taken for shareholder value is the decision to buy back 9.6 per cent of the company's shares, which we recommended as a short-term solution when the company's finances were much stronger. The company's leadership has not demonstrated any long-term strategic vision.

Lack of product vision

One of the root causes of Zarlink's poor performance and worse prospects is its lack of the driving product vision that characterizes successful technology companies. Instead, the leadership appears to be looking for the silver bullet that would provide less volatile revenue. It says it is "focusing on niche markets where customer will pay a premium for our expertise." In this very aggressive sector, that's not vision.

The company's product portfolio is unexciting. From an objective view, there are no strong industry leading products. There is not one Zarlink business that ranks in the top 10 of its segment. The portfolio is very diverse and described by analysts as unfocused and by a competitor as having a rear-view mirror quality, which is astonishing given the uncompetitively high levels of research and development spending.

The portfolio has four key defects:

      1.    There is no underlying set of defensible core competencies.

      2. While the entire market is nominally large, many Zarlink products -- particularly in the communications division -- sell against far larger and financially much stronger competitors.

      3. The company is at least one generation behind in the concept of selling solutions. Zarlink offers integration in markets that are increasingly demanding systems solutions.

      4. The company's time to market is too slow, according to customers and competitors.

The attractiveness of most Zarlink products peaked some time ago. Markets now are crowded with participants, all facing consolidation and the typical gross margin eroding pricing pressure found at the "end of the `S' curve".

Today, while the company has been overspending on research and development, it is still living off the more than $1-billion spent on research and development by Mitel more than


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eight years ago. The recent research and development spending appears like desperation, an unfocused search for the product that might define Zarlink's vision. Getting Zarlink out of its product rut requires fresh thinking and new leadership.

Lack of transparency

While the net effect is crystal clear, the company's lack of transparency under Kirk Mandy's leadership has made Zarlink more difficult to analyze, which makes the company a far less attractive investment. Following the sale of the RF front-end consumer business in fiscal 2006, management collapsed its three reporting segments into one consolidated group. Following the Legerity acquisition, Zarlink started reporting segmented results again. Thus eight quarters passed without any detailed sense of Zarlink's operations, and there is still no ability to drill down into the trends.

Shareholders have a right to expect candid disclosure from their board, which has a right to demand the same from the CEO.

Allan Mishan from Oppenheimer & Co. commented:

"Zarlink provided segmented data for the first time since 2005. We have routinely called for more transparency. We can now better judge the progress in key growth areas."

Still, there is limited line of business detail. According to Susan Streeter, who has stopped providing research on the company,

"Operations are opaque as are international performance."

The lack of consistency and transparency in financial reporting obscured management accountability. Analysts also complained to us, with one saying,

"We are bombarded with company news -- and it's hard to know what it all means in terms of the tangible value for the company."

It is possible to believe that this approach was used to obscure investor analysis of the precise problems at the company. However, no amount of camouflage can disguise Zarlink's poor financial performance.

You also must know that Zarlink's leadership is not respected by the capital markets. One has only to look at the share price and the abandonment of the company by most of its financial analysts as proof of this loss of confidence. The threat of the loss of its New York Stock Exchange listing is one more example of faded promise. In fact, the inability of Zarlink management to find a brokerage firm that would sponsor their recent investor relations trip to Toronto and elsewhere is testimony to the poor regard for Zarlink's leadership.

Lack of focus on shareholders


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As well as failing to lead and failing to provide full disclosure, the current leadership of Zarlink has failed to respond appropriately to increasing shareholder concerns.

On several occasions over the past three years, in my capacity as a portfolio manager and shareholder, I have written to the board and met with directors, the CEO and other members of senior management. Each time, I have constructively recommended that the company make profound changes. In June, 2005, I requested the appointment of two new, accomplished directors. In refusing my request, Kirk Mandy asked me to be patient, promising that the company was on the verge of a transformational breakthrough. We waited. However, the company's value declined. The share price dropped from $1.62 at that time to 90 cents today -- the current price propped up by a share buyback scheme and the market expectation of a transformational and vigorous proxy solicitation.

Kirk Mandy has a comfortable position for himself at the helm of an organization with a rich history. Analysts and former executives with whom we spoke used terms like too comfortable, too complacent, and too distant from customers, suppliers and the management. Some of his executives criticized his work commitment. In the face of abysmal share performance, Kirk Mandy has been unresponsive, dismissive and glib when faced with legitimate shareholder questions and suggestions.

Not delivering shareholder value is bad enough. Not caring about that failure makes it worse.

It is time to rectify this intolerable situation.

Lack of leadership -- time for immediate action

Zarlink shareholders are repeatedly told to be patient. As recently as two weeks ago, Kirk Mandy said he needed another four to five years and significantly more capital expenditure. The time for change has arrived.

For far too long, shareholders and the board have given the benefit of the doubt to the two-time CEO, Kirk Mandy. The company's performance and leadership are unacceptable. We say it's time for a change.

We urge you to make the necessary changes to senior management, to accept our nominees to the board, and provide them the platform to make the strategic and operating changes necessary for financial success. We ask you to support this effort on behalf of all shareholders. With that support, Zarlink, its board and CEO can make a smooth and successful transition to new leadership.

The alternative is a proxy contest to replace the current board with new directors who are focused on shareholders and capable of delivering value. We are fully prepared to launch such a contest immediately. We are also confident of winning. The facts support us and we are convinced Zarlink shareholders will as well. We hope that you will agree that it is


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not in the best interest of Zarlink shareholders for the current board to spend the company's scarce resources in a futile effort to entrench its CEO.

Please carefully consider the company's very poor performance relative to its peers and the semiconductor industry since Kirk Mandy's return. Making Zarlink a success requires an immediate leadership change. Your shareholders deserve nothing less.

We respectfully request your agreement within the next 24 hours to present our proposal to the entire board on Wednesday, July 2, 2008. Should we be rebuffed once again, we will take our proposal directly to our fellow shareholders and formally launch our proxy solicitation.

Yours sincerely,

/s/ Scott Leckie
-----------------
Scott Leckie

On behalf of the concerned shareholders of Zarlink Semiconductor

Cc   DR. Henry Simon
     Mr. Kirk K. Mandy
     Mr. Andre Borrel
     Dr. Adam Chowaniec
     Mr. Hubert T. Lacroix
     Mr. J. Spencer Lanthier
     Mr. Jules Meunier
     Professor Dennis Roberson